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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02003882

hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41710

3/6/02 FV

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 AND ENDING 12/31/01
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PCS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

121 LAKESIDE AVENUE, SUITE 301
(No. and Street)

SEATTLE (City) WA (State) 98122 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2002 352

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SUSANNE S. PRUITT (206) 224-9848
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRANT THORNTON, LLP
(Name – *if individual, state last, first, middle name*)

1000 WILSHIRE BLVD., STE. 300 (Address) LOS ANGELES (City) CA (State) 90017-2464 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
P THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3-5

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ROBERT F. KYLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PCS SECURITIES, INC., as of FEBRUARY 28TH, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BOBBI SUE RICHARDSON
Commission # 1318553
Notary Public - California
San Diego County
My Comm. Expires Sep 18, 2005

Signature

V.P. OF PARENT COMPANY, DIRECTPLACEMENT, INC.

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to Rule 17a-5 and Report of Independent Certified Public Accountants

PCS SECURITIES, INC.

December 31, 2001


RECEIV
MAR 07 2002
352
SECTION

CONTENTS

Accountants and
Management Consultants
Grant Thornton LLP
The US Member Firm of
Grant Thornton International

Grant Thornton

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
PCS Securities, Inc.

We have audited the accompanying statement of financial condition of PCS Securities, Inc. (an S corporation) as of December 31, 2001, and the related statements of operations and changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PCS Securities, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Irvine, California
February 22, 2002

Suite 800
18300 Von Karman Avenue
Irvine, CA 92612-1055
Tel: 949 553-1600
Fax: 949 553-0168

PCS Securities, Inc.

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS

	2001
CURRENT ASSETS	
Cash and cash equivalents	$ 109,288
Deferred research/services costs	1,607,714
Total current assets	1,717,002
OTHER ASSETS	
Identified intangibles	14,186,000
Goodwill	8,195,401
Total other assets	22,381,401
Total assets	$ 24,098,403

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accrued research services	$ 1,473,403
Accounts payable	50,000
Total current liabilities	1,523,403
STOCKHOLDERS' EQUITY	
Common stock; no par value; 1,000 shares authorized, 100 shares issued and outstanding	22,575,000
Total liabilities and stockholders' equity	$ 24,098,403

The accompanying notes are an integral part of this statement.

PCS Securities, Inc.

STATEMENT OF OPERATIONS

Year ended December 31, 2001

		2001
REVENUES		
Commissions and other fees	$	14,862,474
Interest and other		16,052
	$	14,878,526
EXPENSES		
Independent research expense		9,673,772
Execution and clearing costs		2,630,658
General and administrative expenses		845,355
Total expenses		13,149,785
NET INCOME	$	1,728,741

The accompanying notes are an integral part of this statement.

PCS Securities, Inc.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year ended December 31, 2001

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balance - December 31, 2000	100	$ 122,000	$ 2,050,387	$ 2,172,387
Distributions	-	-	$ (3,707,529)	(3,707,529)
Net income	-	-	1,728,741	1,728,741
	100	122,000	71,599	193,599
Push Down Adjustments Resulting from Parent's Acquisition	-	22,453,000	(71,599)	22,381,401
Balance - December 31, 2001	100	$ 22,575,000	$ -	$ 22,575,000

The accompanying notes are an integral part of this statement.

PCS Securities, Inc.

STATEMENT OF CASH FLOWS

Year ended December 31, 2001

		2001
Cash flows from operating activities		
Net income	$	1,728,741
Net changes in assets and liabilities		
Decrease in deferred research costs		771,543
Decrease in prepaid clearing charges		200,988
Decrease in commission receivable		687,391
Increase in accrued research services		356,804
Increase in accounts payable		50,000
Net cash flows from operating activities		3,795,467
Cash flows from financial activities		
Distributions to stockholders		(3,707,529)
Net decrease in cash and cash equivalents		87,938
Cash and cash equivalents, beginning of year		21,350
Cash and cash equivalents, end of year	$	109,288
Supplemental disclosures of cash flow information		
Income taxes paid	$	-
Supplemental disclosure of non-cash activity		
Push Down Adjustments-Note A		
Net assets acquired	$	193,599
Identified intangible assets		14,186,000
Goodwill		8,195,401
	$	22,575,000

The accompanying notes are an integral part of this statement.

NOTE A - SUMMARY OF SIGNIFICANT POLICIES

Nature of Business

PCS Securities, Inc. (the "Company") was formed on March 1989 and is a broker/dealer registered with the Securities and Exchange Commission, and a member of the National Association of Securities Dealers, Inc. The Company is an introducing broker and, therefore, clears all transactions on a fully-disclosed basis with an independent clearing organization.

The Company provides independent research and directed brokerage arrangements for investment advisors, money managers and plan sponsors (Money Managers) within the safe harbor of Section 28(e) of the Securities and Exchange Act of 1934, as amended.

Effective December 31, 2001, DirectPlacement,Inc. ("DPI"or "Parent"), a publicly traded company, acquired all of the outstanding stock of the Company for $22,575,000 in stock.

Basis of Presentation

The financial statements of the Company includes the accounts of the Company on the same basis as they are included in the Parent's consolidated financial statements, which gives effect to allocating the Parent's investment in the Company as though it was acquired on the effective date. For accounting purposes, the acquisition is being accounted as of December 31, 2001 using the purchase method and the financial statements reflect the push down of the Parent's fair value adjustments. In addition, retained earnings on the purchase date was reclassified to common stock.

The total value of the stock issued by DPI as consideration was based on the market price at the time of acquisition and was allocated among the Company's assets and liabilities acquired, including identified intangible assets, based upon estimated fair values based on independent valuation. The excess of the value of the consideration over the net assets acquired was allocated to goodwill. At the acquisition date, the tangible net assets of the Company were $193,599.

Cash and Cash Equivalents

Cash and cash equivalents include cash and money market accounts at banks with maturities of three months or less when purchased.
Cash and cash equivalents at December 31, 2001 exceeded insured limits by $9,288.

NOTE A - SUMMARY OF SIGNIFICANT POLICIES- CONTINUED

Securities Transactions and Revenue Recognition

Independent research and directed brokerage arrangements are accounted for on an accrual basis in accordance with accounting principles generally accepted in the United States of America.

Commissions from direct brokerage arrangements are recorded as revenue when earned. Deferred research/services cost and accrued research services relating to these arrangements are accounted for on a customer-by-customer basis and are separately identified in the balance sheets.)

Securities transactions are recorded on a settlement date basis, generally the third business day following the transactions date, which is not materially different than the trade date.

Identified intangibles assets

Identified intangible assets consisting of the tradename, customer list and guaranteed contract with a research provider were capitalized as a result of the Company's acquisition by DPI on December 31,2001 and have been recorded in accordance with Statement of Financial Accounting Standards No. 141. Identified intangible assets are amortizable over their estimated useful lives ranging from 3 years to 10 years. No amortization has been provided for the year ended December 31, 2001 since amounts are insignificant.

At each balance sheet date, or earlier if required, the Company evaluates the carrying amount of each intangible asset for impairment. Impairment losses are recorded when indicators of impairment are present and the asset's carrying amount is greater than the sum of the undiscounted cash flows estimated to be generated from the asset. At December 31, 2001, no indicators of impairment are present.

Goodwill

Goodwill included on the statement of financial condition resulted from the Company's acquisition by DPI on December 31, 2001. In accordance with Statement of Financial Accounting Standards. No.142 ("SFAS No. 142), goodwill is no longer amortized and will be evaluated for impairment upon the adoption of SFAS No. 142 on January 1, 2002 and annually thereafter. Impairment losses are recorded when the implied value of goodwill, calculated based on estimated discounted future cash flows to be generated by the reporting unit, is less than its carrying amount. At December 31, 2001, management believes the fair value of goodwill equals its carrying amount.

Income Taxes

For the year ended December 31, 2001, the stockholders of the Company elected to be taxed as an "S" corporation under Section 1362 of the Internal Revenue Code. Accordignly, taxable income or loss of the Company is included in the individual returns of the stockholders and the financial statements do not reflect a provision for income taxes.

The Company's "S" status was terminated subsequent to the Company's acquisition by DPI.

Derivatives and Hedging Activities

The Company does not engage in derivative or hedging transactions.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from these estimates in the near term.

NOTE B - IDENTIFIED INTANGIBLES

Identified intangibles consist of the following at December 31, 2001:

Customer list	$ 4,651,000
Guaranteed contract with research provider	8,466,000
Trade name	1,069,000
	$14,186,000

NOTE C - RESERVE REQUIREMENT

The Company does not hold funds or securities for Customers; accordingly it is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to Paragraph (k) (2) (ii) of such rule. Rule 15c3-3 provides for the maintenance by broker dealers of basic reserves with respect to customers' cash and securities and enumerates standards relating to the physical possession of customer securities.

The Company carries no customer regulated commodities futures accounts; therefore, the computation of segregated funds pursuant to Section 4d(2) of the Commodity Exchange Act is not applicable.

NOTE D - NET CAPITAL REQUIREMENT

The Company is subject to Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital (as defined), and requires that the ratio of aggregate indebtedness (as defined) to net capital may not exceed 15 to 1. The Uniform Net Capital Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1. At December 31, 2001, the Company had defined net capital of $59,288, which was $54,588 in excess of its required minimum net capital of $5,000.

NOTE E - CLEARING BROKERS

The clearing and depository operations for the Company's proprietary transactions are performed by clearing brokers pursuant to clearance agreements. The Company has agreed to indemnify these clearing brokers for losses the clearing brokers may sustain from customer accounts introduced by the Company. Approximately 82% of the commission revenue during the year ended December 31, 2001 were transacted through one clearing broker.

NOTE F- RELATED PARTY TRANSACTIONS

The Company's offices are located in a property owned by the Company's former owners. During 2001, the Company incurred and paid $43,154 of rent expense related to this property.

During 2001, the Company paid $2,188,242 for independent research services to a company owned by one of the Company's former owners.

NOTE G - COMMITMENTS AND CONTINGENCIES

The Company's commitments and contingencies include the usual obligations of broker/dealers in the normal course of business. In the opinion of management, these matters will not have a material adverse impact on the Company's results of operations or financial condition.

SUPPLEMENTARY INFORMATION

PCS Securities, Inc.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2001

NET CAPITAL

Total stockholders' equity qualified for net capital	$22,575,000
Add:	
Other (deductions) or allowable credits	-
Total capital and allowable subordinated liabilities	22,575,000
Deductions and/or charges:	
A. Non-allowable assets	22,515,272
Net capital before haircuts on securities positions	59,288
Haircuts on securities positions	
A. Money market funds	-
B. Undue concentration.	-
NET CAPITAL AT DECEMBER 31, 2001	$59,288

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable	$ 50,000
Aggregate indebtedness at December 31, 2001	$50,000

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital at December 31, 2001	$59,288
Miimum net capital capital required	5,000
Excess capital	$ 54,288
Ratio: Aggregate Indebtedness to net capital	.84 to 1

PCS Securities, Inc.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2001

RECONCILIATION WITH COMPANY'S COMPUTATION

(included in Part II of Form x-174-5 at December 31, 2001)

Net capital, as reported in		
Company's Part II (unaudited)		
Focus report	$	863,281
Changes in capital and audit adjustments		(803,993)
	$	59,288

Accountants and
Management Consultants
Grant Thornton LLP
The US Member Firm of
Grant Thornton International

Grant Thornton

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
PCS Securities, Inc.

In planning and performing our audit of the financial statements and supplementary information of PCS Securities, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the provisions of rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons,
2. Recordation of differences required by rule 17-a-13 or
3. Complying with the requirements for prompt payment for securities under the Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting

Suite 800
18300 Von Karman Avenue
Irvine, CA 92612-1055
Tel: 949 553-1600
Fax: 949 553-0168

principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Projection of any evaluation of the system of internal contents to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used by anyone other purpose.

Grant Thornton LLP

Irvine, California
February 22, 2002